UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number: 001- 40868

Crixus BH3 Acquisition Company

(Exact Name of Registrant as Specified in its Charter)

Delaware	86-2249068
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

819 NE 2nd Avenue, Suite 500

Fort Lauderdale, FL 33304

(Address of Principal Executive Offices) (Zip Code)

Telephone: (954) 416-3140

(Registrant’s Telephone Number, Including Area Code)

Approximate Date of Mailing: October 3, 2023

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS

October 3, 2023

This Information Statement is being mailed to holders of record of shares of Class B common Stock, par value $0.0001 per share, of Crixus BH3 Acquisition Company, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

If you have questions about or would like additional copies of this Information Statement, you should contact Crixus BH3 Acquisition Company at 819 NE 2nd Avenue, Suite 500 Fort Lauderdale, FL 33304, Attention: Corporate Secretary.

By Order of the Board of Directors of Crixus BH3 Acquisition Company

/s/ Gregory Freedman
Gregory Freedman Co-Chief Executive Officer, Chief Financial Officer and Secretary

October 3, 2023

Fort Lauderdale, FL

INTRODUCTION

This Information Statement is being furnished by Crixus BH3 Acquisition Company (the “Company,” “BH3,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided in anticipation of changes to our Board (defined below) once the Purchase (defined below) is consummated. This Information Statement is being provided solely for informational purposes and not in connection with a vote or other required action of our stockholders.

On September 27, 2023, the Company, Crixus BH3 Sponsor LLC (the “Former Sponsor”) and Focus Impact BHAC Sponsor, LLC (the “New Sponsor”) entered into a Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, subject to satisfaction of certain conditions, the New Sponsor (i) has agreed to purchase an aggregate of 3,746,303 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) from the Former Sponsor and each of the Company’s anchor investors and 4,160,000 private placement warrants from the Former Sponsor and (ii) will become the sponsor of the Company (together, the “Purchase”).

As a condition to consummation of the Purchase, five of the seven existing members of the board of directors of the Company (the “Board”) and our management team will resign, and five new Board members and a new management team selected by the New Sponsor will be appointed by the remaining existing Board members, effective upon consummation of the Purchase or as soon as possible thereafter. The New Sponsor has selected Carl Stanton, Ernst Lyles, Wray Thorn, Troy Carter and Dia Simms as new Board members. Once the Purchase is consummated, Carl Stanton will also become the Company’s Chief Executive Officer, Ernst Lyles will become the Company’s Chief Financial Officer and Wray Thorn will become the Company’s Chief Investment Officer. Eric Edidin and Daniel Lebensohn, existing Board members, are expected to remain as Board members following the consummation of the Purchase.

Following the consummation of the Purchase, the Company intends to change its name from “Crixus BH3 Acquisition Company” to “Focus Impact BH3 Acquisition Company” and intends to change its address from 819 NE 2nd Avenue, Suite 500 Fort Lauderdale, FL 33304 to 250 Park Avenue Ste 911, New York, NY 10177.

This Information Statement is first being mailed on or about October 3, 2023 to the holders of record of shares of Class B Common Stock, as prior to the consummation of the business combination the holders of Class B Common Stock have the exclusive right to vote for the election of directors, regarding the change in a majority of the members of the Board following the consummation of the Purchase.

No vote or other action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after the consummation of the Purchase. All Company filings and exhibits thereto may be obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES OF THE COMPANY

The Company has two classes of authorized capital stock: Class A common stock, par value $0.0001 per share (“Class A Common Stock”, together with Class B Common Stock, the “Common Stock”) and Class B Common Stock. As of the date of this Information Statement, there are (i) 5,012,592 shares of Class A Common Stock and (ii) 5,750,000 shares of Class B Common Stock outstanding.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the Class A Common Stock and holders of the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, except as required by law or the applicable rules of Nasdaq. Holders of the Class A and Class B Common Stock have one vote for every share of common stock with the exception that holders of the Class B Common Stock have the exclusive right to vote for the election of directors.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers following the Purchase.

The following table sets forth information regarding the Company’s proposed directors and executive officers following the consummation of the Purchase. There is no immediate family relationship between or among any of the current directors or executive officers, and the Company is not aware of any arrangement or understanding between any proposed director or executive officer and any other person pursuant to which he or she was nominated to his or her current position.

NAME	AGE	Position(s) with the Company
Carl Stanton	55	Chief Executive Officer and Director
Ernest Lyles	44	Chief Financial Officer and Director
Wray Thorn	52	Chief Investment Officer and Director
Troy Carter	50	Director
Dia Simms	48	Director
Eric Edidin	51	Director
Daniel Lebensohn	51	Director

Carl M. Stanton. Carl is a Partner and Co-Founder of Focus Impact Partners, LLC and currently serves as the Chief Executive Officer of Focus Impact Acquisition Corp., a special purpose acquisition corporation, (Nasdaq: FIAC), which has entered into a business combination agreement with DevvStream Holdings Inc. Carl brings nearly three decades of experience in leading companies across transformative Private Equity/Alternative Asset management with a proven track record in creating shareholder value. Carl has unique knowledge and skills across all facets of Asset Management. He is a team builder and has managed and co-led two Alternative Asset Management firms totaling over $4.5 billion AUM, and has delivered best-in-class investment performance results along with colleagues over multiple funds. He has advised CEOs, CFOs, and Boards of Directors of multiple companies and spread managerial, financial, and strategic best practices with demonstrated expertise in value creation strategies including revenue growth strategies, industry transformation, cost control, supply chain management, and technology best practices. Carl has also served as Board Member to more than 15 portfolio companies across Industrial Products & Services, Transportation & Logistics and Consumer industries.

Carl is former Managing Partner and Head of Private Equity for Invesco Private Capital, a division of Invesco, Ltd. (NYSE: IVZ), which managed private investment vehicles across private equity, venture capital, and real estate. At Invesco Private Capital, Carl was responsible for overseeing multiple alternative asset investment Funds and served as Chair of Investment Committee for domestic PE efforts. Prior to Invesco, Carl served as Managing Partner and co-owner at Wellspring Capital Management LLC, a private equity investment firm focused on control investments in growing companies in the industrial products & services, healthcare and consumer industries. He oversaw and approved all investments as a member of the Investment Committee. At the time of his retirement in 2015, the firm had invested more than $2.5 billion in 35 platform companies and achieved top-tier investment results.

Currently, Carl serves as the Founder of cbGrowth Partners, which focuses on sustainable investments, and serves as Advisor to Auldbrass Partners. Previously, Carl worked at Dimeling, Schreiber & Park, Peter J Solomon & Co, Associates, and Ernst & Young Corporate Finance LLC. Mr. Stanton holds a BS degree in Accounting from the University of Alabama and an MBA degree from Harvard Business School. He resides in New York with his family and serves as Trustee, Treasurer and Head of Finance and Endowment Committee of Christ Church United Methodist, a nonprofit organization. He also serves as Board of Visitors at the University of Alabama, College of Commerce. We believe Carl’s significant experience of leading companies across transformative private equity and asset management and extensive experience with special purpose acquisition companies makes him well qualified to serve as a member of our board of directors.

Ernest D. Lyles II. Ernest serves as the Chief Financial Officer of Focus Impact Acquisition Corp., a special purpose acquisition corporation, (Nasdaq: FIAC), which has entered into a business combination agreement with DevvStream Holdings Inc. Ernest is also the CEO of The HiGro Group, a mission driven private equity firm focused on buyout investing in the lower middle market, which he founded in 2016. As CEO, Ernest oversees all aspects of the firm including investment activities, growth initiatives and talent management. Additionally, he serves as a board observer of EMSAR and lead director of DRS Imaging Services, two HiGro portfolio companies. Prior to founding The HiGro Group, Ernest spent a decade as an investment banker with UBS Investment Bank where his tenure included advising the world’s most notable corporations and private equity firms. As the head of technology and business services at UBS Investment Bank, Ernest became the most senior African-American investment banker within the firm’s industry coverage groups.

Ernest serves as a director on the boards of the Citizens Committee for New York, Scan / Harbor and Manhattan Country School. Ernest also is a member of the New York Economic Club and Founder of the UTULIVU Group, a mission driven non-profit focused on the continuity of holistic achievement by high performing Black men. Ernest attended The Howard University School of Law in Washington DC and Shepherd University in West Virginia. We believe Ernest’s significant experience in private equity, focusing on buyout investing in the lower middle market, and banking and his experience as CEO of a company makes him well qualified to serve as a member of our board of directors.

Wray T. Thorn. Wray is a Partner and Co-Founder of Focus Impact Partners, LLC and currently serves as the Chief Investment Officer of Focus Impact Acquisition Corp., a special purpose acquisition corporation, (Nasdaq: FIAC), which has entered into a business combination agreement with DevvStream Holdings Inc. Wray is also the Founder and Chief Executive of Clear Heights Capital, a private investment firm committed to helping companies realize their growth and development objectives. Wray is deeply involved in building and leading businesses to source, structure, finance and make private investments as well as helping companies, organizations and executives realize their growth and development objectives. With over two decades of experience as a Chief Investment Officer, investment leader and lead director, Wray has firsthand knowledge of investment firm leadership, private investing and company value creation. Wray has also been at the forefront of proactive ESG principals, putting people first in private investing as well as applying data and technology to innovate private investing.

Prior to founding Clear Heights Capital, Wray was Managing Director and Chief Investment Officer—Private Investments at Two Sigma Investments. Wray architected and led the firm’s private equity (Sightway Capital), venture capital (Two Sigma Ventures) and impact (Two Sigma Impact) investment businesses as Chief Executive and Chief Investment Officer of TSPI, LP and Chair & Venture Partner of TSV. During his 9-year tenure, Wray grew the private investment businesses to nearly $4 billion in AUM and 90 team members, with the dual objectives of building differentiated direct private investment businesses that capitalized on Two Sigma’s capabilities in data science and technology through which a portion of the firm’s proprietary capital could be invested alongside external investor capital.

Before Two Sigma, Wray was a Senior Managing Director with Marathon Asset Management, where he was a senior member of the investment team, developed the firm’s private equity investment activities and played a role in many new business opportunities and capital formation initiatives for the firm. Prior to joining Marathon, Wray evaluated and executed management buyout transactions as a Director with Fox Paine & Co. and as a Principal at Dubilier & Co. Wray began his career in the financial analyst program at Chemical Bank (today, J.P. Morgan) as an Associate in the Acquisition Finance Group.

Wray has been involved in approximately 290 transactions, add-on acquisitions, realizations, corporate financings, fundraisings and other principal transactions with aggregate consideration in excess of $32 billion, including direct private equity, venture and third-party managed fund investments representing more than $2.8 billion in invested capital. Wray has been a part of driving shareholder value creation and corporate growth as member of boards and committees of more than 30 companies and investment funds, across industries including technology, financial services, education, consumer services and real assets.

Wray is committed to giving back to the community, serving as Co-Chair of the Board of Youth, INC, as a grant monitor and event committee chair for Hour Children, as an Associate of the Harvard College Fund and previously as the founding President of the Saint Stephen of Hungary School Foundation. In his 15+ years working with Youth, INC, a venture philanthropy organization in New York City, Wray has engaged in many aspects of the organization’s growth and development including recruiting senior leadership, leading strategic planning initiatives, chairing the governance and compensation committees and being a part of raising more than $100 million to transform the lives of NYC youth by empowering more than 175 grass-roots non-profits that serve them. Wray earned an A.B. from Harvard University. We believe Wray’s significant experience and leadership in private equity makes him well qualified to serve as a member of our board of directors.

Troy Carter. Troy Carter is the founder and CEO of Q&A, a music technology company focused on building software solutions for recording artists via distribution and analytics. Troy currently serves as a director of Focus Impact Acquisition Corp., a special purpose acquisition corporation, (Nasdaq: FIAC). He also serves as an advisor to the NBA Players Association and The Prince Estate. Prior to founding Q&A, Troy was Global Head of Creator Services at Spotify from 2016 to 2018 and then served in a consulting role for CEO Daniel Ek until 2019. Troy serves on the boards of WeTransfer and SoundCloud, and served as an advisor to Lyft. He is also an active early stage investor, including in companies such as Uber, Lyft, Dropbox, Spotify, Slack, Warby Parker, Gimlet Media, and Thrive Market. Troy previously founded the entertainment company, Atom Factory, in 2008, where he worked with Lady Gaga, John Legend and Meghan Trainor.

Troy is an executive member on the boards of trustees at The Aspen Institute and the Los Angeles County Museum of Art as well as a Henry Crown Fellow. In addition, he is a member of the United Nations Foundation Global Entrepreneurs Council. Troy also has served on the boards of directors of the Los Angeles Mayor’s Council for Technology & Innovation and CalArts. Troy has previously been included on Fast Company’s list of most creative people and on Billboard’s Power 100 list, an annual ranking the music industry’s top influencers. We believe Troy’s significant business experience in various technology companies and his experience serving on the boards of technology companies makes him well qualified to serve as a member of our board of directors.

Dia Simms. Dia serves as the Executive Chairwoman of the Board of Lobos 1707 Tequila & Mezcal, an award-winning, independent spirits brand that launched in November 2020. Before being appointed Executive Chairwoman, Dia led Lobos 1707 as its CEO, alongside Founder and Chief Creative Officer Diego Osorio with early backing by sports and cultural icon, LeBron James. Dia is also Co-Founder of Pronghorn, a 10-year initiative to drive diversity, equity and inclusion in the spirits industry. Dia spent almost fifteen years working alongside Sean “Diddy” Combs at Combs Enterprises. In 2017, Dia was named President of Combs Enterprises, making her the first president in the company’s thirty-year history other than Sean Combs himself. In her role as President, she oversaw multi-billion-dollar brands under the Combs empire, including CÎROC Ultra-Premium Vodka, Blue Flame Agency, AQUAhydrate, Bad Boy Entertainment, Sean John and Revolt TV. Of note, Dia led the transformation of CÎROC Ultra-Premium Vodka from infancy to a multibillion dollar value brand.

Along with a lengthy list of accolades, Dia is Board Chair of Pronghorn, Board Vice Chair of Saint Liberty Whiskey, Advisor to Touch Capital and director of Focus Impact Acquisition Corp., a special purpose acquisition corporation, (Nasdaq: FIAC). Dia holds a B.S. degree in Psychology from Morgan State University and a Master’s degree in Management from the Florida Institute of Technology. We believe Dia’s significant business experience as a CEO and significant deal-making experience make her well qualified to serve as a member of our board of directors.

Eric Edidin. Eric has served as a director since our inception in February 2021. Eric has served as the Executive Chairman of BH3 Management since 2020. As the Executive Chairman of BH3 Management, Eric is responsible for overseeing the implementation and execution of BH3’s institutional products. Eric previously served as a board member of Spartacus Acquisition Corporation, which completed a business acquisition with NextNav in October 2021. Eric was Co-Founder and, from 2006 to 2019, Co-Managing Partner of Archer Capital Management, an investment partnership with peak assets under management of $1.4 billion, which invested in more than 45 blank check companies and numerous commercial real estate related loans, assets, REITs and operating companies. At Archer Capital Management, Eric was involved in the formation of the predecessor firm to BH3 Management and has partnered on numerous investment projects with both BH3 Management and its predecessor. From 2001 to 2006, Eric was a Portfolio Manager and Co-Head of Credit Investments at York Capital Management.

Eric also previously held an investment related position at Morgan Stanley Capital Partners and a restructuring advisory position at The Blackstone Group. Throughout his career, Eric has served as a board member and credit committee member of numerous companies. Eric served on the board and audit committee of Spartacus Acquisition Corporation (NASDQ: TMTS) and the boards of several other private companies, as well as the investment committees of the Jewish Communal Fund of New York and the Jewish Federation of Los Angeles. Eric holds a Bachelor’s Degree in Business Administration from the University of Michigan and a Master’s Degree in Business Administration from Harvard Business School. We believe Eric’s significant experience in transactions, management, and operations, and his past fiduciary roles makes him well qualified to serve as a member of our Board.

Daniel Lebensohn. Daniel has served as our Co-Chief Executive Officer and a director since our inception in February 2021 (and in connection with the closing of the Purchase, Daniel will resign from his position as our Co-Chief Executive Officer). Daniel has been Co-Chief Executive Officer of BH3 Management since 2009 and Co-Portfolio Manager of BH3 Debt Opportunity Fund I, L.P. since 2018, where, in conjunction with Gregory Freedman, he oversees all acquisitions, investing activities, financings, development, related operating company oversight and various fiduciary responsibilities for more than 25 affiliated real estate investment and development companies. Prior to co-founding BH3 Management, Daniel practiced commercial real estate law for over ten years at Hartman and Craven LLP, during a portion of which he served as in-house counsel to a Manhattan based real estate owner, operator and developer, and invested in and operated various real estate investments. Daniel has over two decades of investment and operational experience related to the real estate and construction sectors.

Daniel holds a Bachelor’s Degree in English from SUNY Albany and a Juris Doctorate from The New York Law School. We believe Daniel’s significant experience in transactions, management, and operations, and his past fiduciary roles make him well qualified to serve as a member of our Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the expected beneficial ownership of our common stock immediately following the consummation of the Purchase based on information obtained from our Former Sponsor, New Sponsor, directors and officers named below and public filings, for:

•

each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock (assuming such persons do not redeem any shares of Class A Common Stock in connection with the special meeting);

•	each of our executive officers and directors following the consummation of the Purchase that beneficially owns shares of common stock; and

•	all of our executive officers and directors as a group following the consummation of the purchase.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our common stock beneficially owned by them.

In the tables below, percentage ownership is based on 10,762,592 shares of Common Stock, consisting of (i) 5,012,592 shares of Class A Common Stock and (ii) 5,750,000 shares of Class B Common Stock. The Company is holding a special meeting of stockholders on October 6, 2023 to among other things, extend the term by which the Company must complete a business combination. In connection with such meeting, stockholders will have the right to redeem their shares of Class A Common Stock.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned(2)		Approximate Percentage of Outstanding Common Stock
Focus Impact BHAC Sponsor, LLC	3,746,303	(3)	34.81%
Crixus BH3 Sponsor LLC	1,360,109	(4)	12.64%
Carl Stanton	3,746,303	(3)	34.81%
Ernest Lyles	—		—
Wray Thorn	3,746,303	(3)	34.81%
Troy Carter	—		—
Dia Simms	—		—
Eric Edidin	—	(5)	—
Daniel Lebensohn	1,360,109	(4)	12.64%
All executive officers and directors as a group	3,746,303		34.81%

Name and Address of Beneficial Owner	Number of shares of Class A Common Stock Beneficially Owned	Approximate Percentage of Outstanding Class A Common Stock
Weiss Asset Management LP(6)	500,000	9.97%
683 Capital Management, LLC(7)	500,000	9.97%
Polar Asset Management Partners Inc.(8)	500,000	9.97%
Castle Creek Arbitrage, LLC(9)	500,000	9.97%
Periscope Capital Inc.(10)	300,000	5.98%
Sandia Investment Management L.P.(11)	396,000	7.9%
Kerry Propper and Antonio Ruiz-Gimenez(12)	350,794	7.0%

(1)	Unless otherwise noted, the business address of each of our stockholders is c/o Crixus BH3 Acquisition Company, 819 NE 2nd Avenue, Suite 500, Fort Lauderdale, FL 33304.
(2)	Interests shown consist solely of shares of Class B Common Stock.
(3)

The New Sponsor is currently controlled by Carl Stanton and Wray Thorn. The New Sponsor expects to enter into an amended limited liability company operating agreement prior to the consummation of the Purchase, pursuant to which New Sponsor will have a board of managers consisting of three or more managers. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Accordingly, neither Carl Stanton nor Wray Thorn will be deemed to have or share beneficial ownership of such shares.
(4)

The Former Sponsor is controlled by BH3 Management LLC, an entity owned and controlled indirectly by Messrs. Daniel Lebensohn and Gregory Freedman. Messrs. Lebensohn and Freedman indirectly share voting and dispositive power over the shares held by our Former Sponsor and may be deemed to beneficially own the shares. Each of Messrs. Lebensohn and Freedman disclaims beneficial ownership of the shares held by our Former Sponsor other than to the extent of his respective pecuniary interest in such shares. Mr. Freedman is expected to resign from his position as a director and officer of the Company in connection with the consummation of the Purchase.

(5)	Does not include any interest Mr. Edidin may have in the Former Sponsor.
(6)

Based solely upon a Schedule 13G/A filed with SEC on February 10, 2023 by Weiss Asset Management LP, a Delaware limited partnership (“Weiss Asset Management”), BIP GP, LLC, a Delaware limited liability company (“BIP GP”), WAM GP LLC, a Delaware limited liability company (“WAM GP”), and Andrew M. Weiss, a U.S. citizen. According to the Schedule 13G/A: (i) each of Weiss Asset Management, WAM GP and Andrew M. Weiss may be deemed to beneficially own 500,000 shares of Class A Common Stock of the Company and BIP GP may be deemed to beneficially own 316,739 shares of Class A Common Stock of the Company, (ii) shares reported for BIP GP include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner; Weiss Asset Management is the sole investment manager to the Partnership and private investment funds (the “Funds”); WAM GP is the sole general partner of Weiss Asset Management; Andrew Weiss is the managing member of WAM GP and BIP GP; (iii) shares reported for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Partnership (and reported above for BIP GP) and the Funds; (iv) each of BIP GP, WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares as beneficially owned by each except to the extent of their respective pecuniary interest therein and (v) the business address of each of the reporting persons is 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.

(7)

Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023 by 683 Capital Management, LLC, a Delaware limited liability company, 683 Capital Partners, LP, a Delaware limited partnership and Ari Zweiman, a U.S. citizen. According to the Schedule 13G/A, (i) 683 Capital Management, LLC is investment manager of 683 Capital Partners, LP, Mr. Zweiman is the managing member of 683 Capital Management, LLC, and such, each of the reporting persons may be deemed to beneficially own such shares of common stock of the Company (which does not include 125,000 shares of Class B Common Stock of the Company held by such reporting persons) and (ii) the business address of each of the reporting persons is 1700 Broadway, Suite 4200, New York NY, 10019.

(8)

Based solely upon a Schedule 13G/A filed with the SEC on February 13, 2023 by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the shares of Class A Common Stock of the Company directly held by PMSMF. According to the Schedule 13G/A, the business address of the reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(9)

Based solely upon a Schedule 13G/A filed with the SEC on February 13, 2023 by (i) Castle Creek Arbitrage, LLC, a Delaware limited liability company, (“Castle Creek”), (ii) Mr. Allan Weine, as the principal beneficial owner of Castle Creek Arbitrage, LLC, a U.S. citizen, (iii) CC ARB West, LLC, a Delaware limited liability company, and CC Arbitrage, Ltd., a Cayman Island Company (each of the foregoing, a “Castle Creek Reporting Person” and collectively the “Castle Creek Reporting Persons”). According to the Schedule 13G/A, (i) Castle Creek Arbitrage, LLC serves as a registered investment adviser whose clients are CC Arb West, LLC and CC Arbitrage, Ltd., (ii) Mr. Weine is the managing member of Castle Creek, (iii) by virtue of these relationships, each of Castle Creek and Mr. Weine may be deemed to beneficially own the Company’s Class A Common Stock directly owned by CC ARB West, LLC and CC Arbitrage, Ltd. and (iv) the business address of each of the Castle Creek Reporting Persons is 190 South LaSalle Street, Suite 3050, Chicago, Illinois 60603.

(10)

Based solely upon a Schedule 13G/A filed with the SEC on February 13, 2023 by Periscope Capital Inc. (“Periscope”), a Canada corporation. According to the Schedule 13G/A, (i) Periscope acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds that collectively directly own 0 shares and (ii) the business address of Periscope is 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2.

(11)

Based solely upon a Schedule 13G filed with the SEC on January 13, 2023 by Sandia Investment Management L.P. (“Sandia”), a Delaware limited partnership, and Timothy J. Sichler, a U.S. citizen (together with Sandia, the “Sandia Reporting Persons”). According to the Schedule 13G, (i) the securities are beneficially owned by Sandia in its capacity as investment manager to a private investment vehicle and separately managed accounts, (ii) Mr. Sichler serves as Managing Member of the general partner of Sandia, and in such capacity may be deemed to indirectly beneficially own the securities reported herein and (iii) the business address of the Sandia Reporting Persons is 201 Washington Street, Boston, MA 02108.

(12)

Based solely upon a Schedule 13G filed with the SEC on June 12, 2023 by Kerry Propper, a U.S. citizen, and Antonio Ruiz-Gimenez, a citizen of Spain. According to the Schedule 13G, (i) the securities are held by one or more private funds managed by a registered investment adviser (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such shares held by sub-accounts of one or more pooled investment vehicles managed by a Delaware limited liability company and a private fund managed by an affiliate of the Adviser (and Messrs. Ruiz-Gimenez and Propper are Managing Members of the Adviser and its affiliate), (ii) by virtue of the relationships, each of Messrs. Ruiz-Gimenez and Propper may be deemed to have shared voting and dispositive power with respect to the shares held by the private funds, (iii) for the purposes of Section 13d-3 of the Exchange Act, each of Messrs. Ruiz-Gimenez and Propper may be deemed to beneficially own the securities reported herein, and (iv) the business address of Messrs. Ruiz-Gimenez and Propper is 17 State Street, Suite 2130, New York, New York 10004.

CORPORATE GOVERNANCE

Number and Terms of Office of Officers and Directors

Our Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. On December 7, 2022 we held a special meeting in lieu of annual meeting of stockholders at which our Class I directors were reelected. Following the consummation of the Purchase, it is expected that Carl Stanton, Ernest Lyles and Wray Thorn will serve as our Class I directors. The term of office of the second class of directors, which is expected to consist of Dia Simms and Troy Carter following the consummation of the Purchase, will expire at our first annual meeting of the stockholders. The term of office of the third class of directors, which is expected to consist of Eric Edidin and Daniel Lebensohn following the consummation of the Purchase, will expire at our second annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we complete our initial business combination.

Prior to the completion of an initial business combination, any vacancy on the Board may be filled by a nominee chosen by holders of a majority of our shares of Class B Common Stock. In addition, prior to the completion of an initial business combination, holders of a majority of our shares of Class B Common Stock may remove a member of the Board for any reason.

Pursuant to an agreement entered into in connection with the issuance and sale of the securities in our initial public offering, our Former Sponsor, upon completion of an initial business combination, will be entitled to nominate up to three individuals for election to our Board, as long as the Former Sponsor holds any securities covered by the registration rights agreement. Such right shall be transferred to the New Sponsor in connection with the purchase.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to nominate persons to the offices set forth in our amended and restated certificate of incorporation as it deems appropriate. Our amended and restated certificate of incorporation provides that our officers may consist of one or more chairman of the Board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Board.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq, we paid $15,000 per month to our Former Sponsor for office space and administrative services. Effective as of March 31, 2023, such agreement was terminated. Following the consummation of the Purchase, a similar agreement will be entered into with the New Sponsor. Our New Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completing an initial business combination.

Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our New Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, members of our management team who remain with us, or their affiliates, may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to members of our management team. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to our executive officers will be determined, or recommended to the Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the completion of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the completion of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. In connection with the closing of the Purchase, well expect that the new board will determine that, subsequent to the consummation of the Purchase, Mr. Carter, Ms. Simms, Mr. Edidin and Mr. Lebensohn will be “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We established an audit committee of the Board. Subsequent to the consummation of the Purchase, Mr. Carter, Ms. Simms and Mr. Edidin are expected to serve as members of our audit committee. In connection with the closing of the Purchase, we expect that the new board will determine that, subsequent to the consummation of the Purchase, each of Mr. Carter, Ms. Simms and Mr. Edidin is independent under Nasdaq listing standards and applicable SEC rules. Mr. Edidin will serve as the chairman of the audit committee. Each member of the audit committee will be financially literate and we expect that the new Board will determine that Mr. Edidin qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The primary functions of the audit committee include:

•	appointing, replacing, compensating and overseeing our independent registered public accounting firm;

•	reviewing and approving the annual audit plan for the Company;

•	overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;

•	discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) we receive concerning accounting, internal accounting controls, or auditing matters;

•	approving audit and non-audit services provided by our independent registered public accounting firm;

•	discussing earnings press releases and financial information provided to analysts and rating agencies;

•	discussing with management our policies and practices with respect to risk assessment and risk management; and

•	producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations.

The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Compensation Committee

We established a compensation committee of our Board. Subsequent to the consummation of the Purchase, the members of our compensation committee are expected to be Mr. Carter, Ms. Simms and Mr. Edidin, and Mr. Carter is expected to serve as chairman of the compensation committee.

Under Nasdaq listing standards and applicable SEC rules, we are required to have a compensation committee composed entirely of independent directors. In connection with the closing of the Purchase, we expect that the new board will determine that, subsequent to the consummation of the Purchase, each of Mr. Carter, Ms. Simms and Mr. Edidin is independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	evaluating our executive officers’ performance, including CEO performance, and setting our executive officers’ compensation level based on this evaluation;

•	discharging its responsibilities for approving and evaluating the officer compensation plans, policies and programs of the Company;

•	reviewing and recommending to our Board the compensation to be provided to the Company’s employees and directors;

•

recommending awards and/or bonuses to be granted to executive officers of the Company under the Company’s equity plans and other compensation or benefit plans or policies as approved by our Board or the compensation committee;

•

reviewing with management the Company’s Compensation and Discussion and Analysis (“CD&A”) and the related executive compensation information, recommending that the CD&A and related executive compensation information be included in the Company’s annual report on Form 10-K and proxy statement and produce the compensation committee report on executive officer compensation required to be included in the Company’s proxy statement or annual report on Form 10-K;

•	reviewing the form, terms and provisions of employment and similar agreements with the Company’s executive officers and any amendments thereto;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the Company’s executive officers and employees; and

•	retaining outside consultants and obtain assistance from members of management, in each case as the compensation committee deems appropriate in the exercise of its authority.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our Board.

Director Nominations

We do not have a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our Board. Our Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Subsequent to the consummation of the Purchase, the directors who are expected to participate in the consideration and recommendation of director nominees are Mr. Carter, Ms. Simms, Mr. Edidin and Mr. Lebensohn. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are expected to be independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Our Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Transactions

In March 2021, our initial stockholders paid an aggregate of $25,000, or approximately $0.004 per share, to cover certain of our offering costs in consideration of 5,750,000 shares of our Class B Common Stock. The number of shares of Class B Common Stock issued was determined based on the expectation that such shares of Class B Common Stock would represent 20% of the outstanding shares upon completion of the initial public offering (which was the case until the early redemption in December 2022). The shares of Class B Common Stock (including the shares of our Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. Our anchor investors purchased an aggregate of approximately 22,980,000 units in the initial public offering at the public offering price of $10.00 per unit. No anchor investor purchased more than 9.9% of the units offered. In consideration of these purchases, our sponsor entered into investment agreements with each of our anchor investors on October 4, 2021 pursuant to which such anchor investors purchased in the aggregate 1,450,758 founder shares from our sponsor at approximately $0.004 per share (at cost).

Our Former Sponsor purchased an aggregate of 6,400,000 private placement warrants for a purchase price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the initial public offering. As such, our Former Sponsor’s interest in this transaction is valued at $9,600,000. Each whole private placement warrant entitles the holder to purchase one share of our Class A Common Stock at a price of $11.50 per share. The private placement warrants (including the shares of our Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

In connection the consummation of the Purchase, the Former Sponsor and the anchor investors will be transferring an aggregate of 3,746,303 shares of Class B Common Stock and the Former Sponsor will be transferring 4,160,000 private placement warrants to the New Sponsor for an aggregate purchase price of $16,288.27. To permit the consummation of the Purchase, the Board has waived the transfer restrictions on (i) the Class B Common Stock and the private placement warrants contained in the Letter Agreement, dated October 4, 2021, by and between the Company and the Former Sponsor and the Warrant Agreement dated October 4, 2021, by and between the Company and Continental Stock Transfer & Trust Company and (ii) the Class B Common Stock contained in the Investment Agreements, dated October 4, 2021 by and among the Company, the Former Sponsor and each of its anchor investors. The New Sponsor has agreed that it will be bound by the same transfer restrictions as the Former Sponsor with respect to the Class B Common Stock and the private placement warrants contained in the Letter Agreement.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We currently maintain our executive offices at Crixus BH3 Acquisition Company, C/O BH3 Management LLC, 819 NE 2nd Avenue, Suite 500, Fort Lauderdale, FL 33304. Following the consummation of the Purchase, we will maintain our executive offices at Focus Impact BH3 Acquisition Company, 250 Park Avenue Ste 911, New York, NY, 10177. Commencing on the date that our securities were first listed on Nasdaq through March 31, 2023, we paid $15,000 per month to our Former Sponsor for office space and administrative services. Effective as of March 31, 2023, such agreement was terminated. Following the consummation of the Purchase, a similar agreement will be entered into the New Sponsor.

We will not pay compensation of any kind, including finder’s and consulting fees, to our Former Sponsor, New Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, we will reimburse these individuals for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our New Sponsor or an affiliate of our New Sponsor or certain of our officers and directors may loan us up to $1.5 million as may be required, the terms of which consist of no interest accrual and a maturity date commensurate with the date the initial business combination is consummated. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination is not consummated, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. Such promissory note will be cancelled in connection the consummation of the Purchase.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We entered into a registration rights agreement pursuant to which our Former Sponsor is entitled to certain registration rights with respect to the private placement warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of our Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the shares of Class B Common Stock. In connection the consummation of the Purchase, the New Sponsor will enter into a joinder agreement to the registration rights agreement whereby it will be entitled to certain registration rights with respect to the private placement warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of our Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the shares of Class B Common Stock purchased in accordance with the Purchase Agreement.

In connection with our special meeting, as of November 25, 2022, we entered into an agreement with each of our then remaining anchor investors (representing an aggregate of 15,238,886 shares of then outstanding Class A Common Stock (approximately 66% of the Class A Common Stock outstanding on the date thereof)), pursuant to which, each of our then remaining anchor investors agreed to (i) vote (or cause to be voted) its beneficially owned shares of Class A Common Stock in favor of the charter amendment and the trust amendment (to the extent that the charter amendment proposal and the trust amendment proposal were submitted to a vote of stockholders at the special meeting) and (ii) not elect to have us redeem (and therefore not transfer to us) more than 60% of their shares of Class A Common Stock owned by them at such time; provided that, if the number of shares of Class A Common Stock elected to be redeemed by such anchor investor would cause such anchor investor (together with any of its affiliates) to beneficially own more than 9.99% of the shares of Class A Common Stock outstanding after giving effect to all redemptions of shares of Class A Common Stock in connection with the approval of the charter amendment proposal, we agreed to redeem such additional number of shares such that such anchor investor would beneficially own 9.99% or less of the shares of common stock outstanding after giving effect to all redemptions of shares of Class A Common Stock in connection with the approval of the charter amendment proposal. No party has any further obligations outstanding under such agreement.

Related Party Policy

The audit committee of our Board has adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee reviews the details of any new, existing or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the Company has already committed to, the business purpose of the transaction and the benefits of the transaction to the Company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

LEGAL PROCEEDINGS

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team.

ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

Such information will also be furnished upon written request to Crixus BH3 Acquisition Company at 819 NE 2nd Avenue, Suite 500 Fort Lauderdale, FL 33304, Attention: Corporate Secretary, and can also be accessed through the Company’s website at https://www.bh3ac.com/ under the Investor section.

By Order of the Board of Directors,

/s/ Gregory Freedman
Gregory Freedman Co-Chief Executive Officer, Chief Financial Officer and Secretary

October 3, 2023

Fort Lauderdale, FL